January 7, 2013

VIA EDGAR

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	Jazz Pharmaceuticals plc
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 9, 2012
File No. 001-33500

Dear Mr. Rosenberg:

On behalf of Jazz Pharmaceuticals plc (the “Company”), this letter is being transmitted to inform the staff of the Securities and Exchange Commission (the “Staff”) that the Company intends to respond to the Staff’s letter dated December 21, 2012 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011 and Form 10-Q for the quarterly period ended September 30, 2012, no later than January 22, 2013.

Please do not hesitate to contact the undersigned at (650) 496-2654 if you have any questions or would like additional information regarding this matter.

Sincerely,

/s/ Karen J. Wilson
Karen J. Wilson
Vice President, Finance and Principal Accounting Officer
Jazz Pharmaceuticals plc

cc:	Suzanne Sawochka Hooper, Jazz Pharmaceuticals plc
Valerie Pierce, Jazz Pharmaceuticals plc
Chadwick Mills, Cooley LLP